Exhibit 99.1

PRESS RELEASE

Advanced Accelerator Applications Announces Addition of NETSPOT® to
National Comprehensive Cancer Network® Guidelines for Evaluation of NETs

Saint-Genis-Pouilly, France – March 1, 2017 – Advanced Accelerator Applications S.A. (NASDAQ:AAAP) (“AAA” or the “Company”), an international specialist in Molecular Nuclear Medicine (MNM), today announced that its product NETSPOT® (gallium Ga 68 dotatate) has been included in the National Comprehensive Cancer Network® (“NCCN”) Clinical Practice Guidelines in Oncology version 1.2017 update for the evaluation of neuroendocrine tumors (“NETs”). NCCN® is a not-for-profit alliance of leading cancer centers in the U.S. that produces authoritative guidelines for oncology physicians for the treatment of all major malignancies, and for their detection, prevention, risk reduction and associated supportive care.

Eric Liu, MD, FACS, neuroendocrine tumor surgeon and Co-Director, The Neuroendocrine Institute at Rocky Mountain Cancer Center and HealthOne, stated, “As a physician that sees more than 400 patients with NETs per year, I am very grateful to have NETSPOT® available and included in the NCCN Guidelines®. This advance in imaging capability provides treating physicians with enormous insights, enabling better directed surgeries and enhanced decision making regarding different therapeutic options. Ultimately, I believe the use of NETSPOT® will lead to improved outcomes for patients.”

Lale Kostakoglu, MD, MPH, Chief, Nuclear Medicine and Molecular Imaging, at the Icahn School of Medicine at Mount Sinai, stated “We, as molecular imagers, are very pleased to see this valuable imaging modality be finally integrated into a national management algorithm for neuroendocrine tumors. The ability to image these patients with this compound is crucial to the success of any molecular imaging program. I believe this technology will lead to significant changes in patient management and will guide decisions for targeted therapies.”

Stefano Buono, Chief Executive Officer of AAA said, “We are pleased to see NETSPOT® acknowledged by NCCN® as a clinically relevant tool for the evaluation of patients with NETs. The inclusion of NETSPOT® in the NCCN Guidelines® for NETs should facilitate coverage from private payors and increase access for many patients. The NET community has been very supportive of the innovation NETSPOT® brings and it is our goal to make it available in as many markets as possible.”

NETSPOT® was approved by the US Food and Drug Administration (“FDA”) on June 1, 2016, 23 months from the first pre-Investigational New Drug meeting with the Agency. AAA and its radiopharmacy partners around the U.S. are now delivering 400 doses of NETSPOT® per month. The company is seeking to grow its network of radiopharmacy partners from 20 sites to more than 40 sites over the first half of 2017.

In December 2016, the Centers for Medicare & Medicaid Services (“CMS”) granted NETSPOT® Transitional Pass-Through status under an “A-code” (A9587) for drug reimbursement, effective January 1, 2017. Additionally, the same Healthcare Common Procedure Coding System (“HCPCS”) “A Code” will be used on claims to private payers.

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About NETSPOT®

NETSPOT®, after radiolabeling with Ga 68, is a radioactive diagnostic agent indicated for use with positron emission tomography (PET) for localization of somatostatin receptor positive neuroendocrine tumors (NETs) in adult and pediatric patients. There are no Contraindications for use. Warnings and Precautions include Ga 68 dotatate contributing to a patient’s overall long-term cumulative radiation exposure. Long-term cumulative radiation exposure is associated with an increased risk of cancer. The safety of Ga 68 dotatate was evaluated in three single center studies and in a survey of the scientific literature. No serious adverse reactions were identified. NETSPOT® is available in two forms: As a drug kit for reconstitution using a Ga 68 generator, and as a ready-to-use injection delivered from local radiopharmacies in select metropolitan areas. The kit has been designated as an orphan drug by the EMA and the FDA. For full prescribing information for NETSPOT® please refer to: http://go.usa.gov/cSywA.

About Advanced Accelerator Applications

Advanced Accelerator Applications is an innovative radiopharmaceutical company that develops, produces and commercializes Molecular Nuclear Medicine products. AAA’s lead investigational therapeutic candidate, Lutetium Lu 177 Dotatate (Lutathera®), is a novel MNM compound that AAA is currently developing for the treatment of Neuroendocrine Tumors, a significant unmet medical need. Founded in 2002, AAA has its headquarters in Saint-Genis-Pouilly, France. AAA currently has 22 production and R&D facilities able to manufacture both diagnostics and therapeutic MNM products, and has 500 employees in 13 countries (France, Italy, UK, Germany, Switzerland, Spain, Poland, Portugal, The Netherlands, Belgium, Israel, U.S. and Canada). AAA reported sales of €88.6 million in 2015 (+27% vs. 2014) and sales of €81.3 million for the first 9 months of 2016 (+23% vs. 9 months 2015). AAA is listed on the Nasdaq Global Select Market under the ticker “AAAP”. For more information, please visit: www.adacap.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Company's strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the timing of our submission of applications for regulatory approvals, EMA, FDA and other regulatory approvals for our product candidates, the occurrence of side effects or serious adverse events caused by or associated with our products and product candidates; our ability to procure adequate quantities of necessary supplies and raw materials for Lutetium Lu 177 Dotatate and other chemical compounds acceptable for use in our manufacturing processes from our suppliers; our ability to organize timely and safe delivery of our products or product candidates by third parties; any problems with the manufacture, quality or performance of our products or product candidates; the rate and degree of market acceptance and the clinical utility of Lutetium Lu 177 Dotatate and our other products or product candidates; our estimates regarding the market opportunity for Lutetium Lu 177 Dotatate, our other product candidates and our existing products; our anticipation that we will generate higher sales as we diversify our products; our ability to implement our growth strategy including expansion in the U.S.; our ability to sustain and create additional sales, marketing and distribution capabilities; our intellectual property and licensing position; legislation or regulation in countries where we sell our products that affect product pricing, taxation, reimbursement, access or distribution channels; regulatory actions or litigations; and general economic, political, demographic and business conditions in Europe, the U.S. and elsewhere. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

AAA Corporate Communications
Rachel Levine

Director of Communications
rachel.levine@adacap.com

Tel: + 1-212-235-2395

AAA Investor Relations
Jordan Silverstein
Director of Investor Relations
jordan.silverstein@adacap.com
Tel: + 1-212-235-2394

Media inquiries:

Makovsky & Company

Lee Davies

ldavies@makovsky.com

Tel: +212-508-9651